

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2022

Xiangying Meng
President and CEO
Clancy Corp
2nd Floor, BYD, No. 56, Dongsihuan South Road
Chaoyang District, Beijing, China 100023

      Re: Clancy Corp
          Form 10-K for the Fiscal Year Ended July 31, 2021
          Response Dated August 15, 2022
          File No. 333-213698

Dear Mr. Meng:

      We have reviewed your August 15, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2022 letter.

Form 10-K for the Fiscal Year Ended July 31, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1.   We have reviewed the draft revised audit report provided in response to prior comment 12. As previously requested, your auditor must:

- Refer to related notes and related schedules in the identification of the financial statements in their opinion paragraph;
- Provide the required explanatory language set forth in AS 3101.18.g related to internal controls over financial reporting in their basis for opinion paragraphs. See AS 3105.59; and
- Provide critical audit matters information as required by paragraphs AS 3101.15 or .16.

In addition, the opinion paragraph should refer to <u>accounting</u> principles generally accepted in the United States of America.

2. We note in response to prior comment 13, the draft revised audit report includes a going concern paragraph. Please note that this paragraph must be preceded by an appropriately labeled heading such as "Going Concern" and must be presented directly after the Opinion on the financial statements paragraph. Refer to AU Section 341.03(c) and AS 2415.03(c).

General

3. Please amend your Form 10-K for the Fiscal Year Ended July 31, 2021 to include the disclosure requested from prior comments one to ten.

You may contact Jeanne Baker at (202) 551-3691 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at (202) 551-7967 or Celeste Murphy at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Luciano